

October 3, 2019

Jean-Frédéric Viret
Chief Financial Officer
Coherus BioSciences, Inc.
333 Twin Dolphin Drive, Suite 600
Redwood City, California 94065

> **Re: Coherus BioSciences, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2018**
> **Filed February 28, 2019**
> **Form 10-Q for the Quarterly Period Ended June 30, 2019**
> **Filed August 5, 2019**
> **File No. 001-36721**

Dear Mr. Viret:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments.

Form 10-Q for the Quarterly Period Ended June 30, 2019

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
Financial Operations Overview
Cost of Goods Sold, page 32

1. It appears your cost of product revenues was only 0.7% and 2.3% of net product revenues for the quarter and six months ended June 30, 2019. You disclose that a portion of the costs of producing UDENYCA sold to date was expensed as research and development prior to FDA approval and therefore is not reflected in the cost of good sold. You further state on page 14 that cost of goods sold includes a write-off of prepaid manufacturing costs of $1.3 million and $0.4 million due to excess and obsolete inventory. Please tell us the following:
    - the amount of estimated revenues represented by inventory on hand at June 30, 2019 for which manufacturing costs were expensed in prior periods as research and

development expenses (i.e."zero cost inventories"),
- when you expect to finish selling the zero cost inventories,
- if the non-current inventory relates to inventory that will not be sold due to the zero cost inventory runoff,
- what the shelf life of your inventory is and your consideration of whether or not any additional inventory will be determined to be obsolete in future periods, and
- what you estimate your gross margin percentage will be after the zero cost inventories are sold.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Ibolya Ignat at (202) 551-3636 or Mary Mast at (202) 551- 3613 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences